Room 4561

March 29, 2007

Mr. Fredric B. Anderson
Vice President, Controller and Acting
Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

> **Re: Intermec, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-13279**

Dear Mr. Anderson:

We have reviewed your response to our letter dated February 23, 2007 in connection with the above referenced filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note I - Intellectual Property Settlements, page F-33

1.   We note your responses to prior comments 1 and 2 and your reclassification to reflect the gains on intellectual property settlements as other operating income in your Form 10-K filed for the period ended December 31, 2006. Tell us how you evaluated whether to amend your Form 10-Q for the quarter ended April 2, 2006, given that the reclassification appears to have represented approximately 10% of revenue.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief